UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE TO

(Amendment No. 2)

TENDER OFFER STATEMENT UNDER SECTION 14(D)(1) OR 13(E)(1)

OF THE SECURITIES EXCHANGE ACT OF 1934

AMGEN INC.

(Name Of Subject Company (Issuer) And Filing Person (Offeror))

Common Shares, par value $0.0001 per share

(Title of Class of Securities)

031162100

(CUSIP Number of Common Stock)

David J. Scott, Esq.

Senior Vice President, General Counsel and Secretary

One Amgen Center Drive

Thousand Oaks, California 91320-1799

(805) 447-1000

(Name, address and telephone number of person authorized

to receive notices and communications on behalf of filing persons)

With a copy to:

Charles K. Ruck, Esq.

Gregory P. Rodgers, Esq.

Latham & Watkins LLP

885 Third Avenue

New York, New York 10022

(212) 906-1200

CALCULATION OF FILING FEE

Transaction Valuation*	Amount Of Filing Fee**
$5,000,000,000.00	$573,000.00

*	The transaction value is estimated only for purposes of calculating the filing fee. This amount is based on the offer to purchase for not more than $5 billion in aggregate of up to 92,592,593 shares of common stock, $0.0001 par value, at the minimum tender offer price of $54.00 per share.
**	Previously paid. The amount of the filing fee, calculated in accordance with Rule 0-11 under the Securities Exchange Act of 1934, as amended, as modified by Fee Rate Advisory No. 3 for fiscal year 2012, equals $114.60 per million dollars of the value of the transaction.
☐	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:	N/A
Form or Registration No.:	N/A
Filing Party:	N/A
Date Filed:	N/A

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☐	third-party tender offer subject to Rule 14d-1.

☒	issuer tender offer subject to Rule 13e-4.

☐	going-private transaction subject to Rule 13e-3.

☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐

If applicable, check the appropriate box(es) below to designate the appropriate rule provision(s) relied upon:

☐	Rule 13e-4(i) (Cross-Border Issuer Tender Offer)

☐	Rule 14d-1(d) (Cross-Border Third Party Tender Offer)

SCHEDULE TO

This Amendment No. 2 amends and supplements the Tender Offer Statement on Schedule TO originally filed with the United States Securities and Exchange Commission (the “SEC”) by Amgen Inc., a Delaware corporation (“Amgen” or the “Company”), on November 8, 2011, in connection with the Company’s offer to purchase up to $5 billion in value of shares of its common stock, $0.0001 par value per share (the “Shares”), at a price not greater than $60.00 nor less than $54.00 per Share, to the seller in cash, less any applicable withholding taxes and without interest.

Only those items amended are reported in this Amendment No. 2. Except as specifically provided herein, the information contained in the Schedule TO remains unchanged and this Amendment No. 2 does not modify any of the information previously reported on the Schedule TO. You should read this Amendment No. 2 together with the Schedule TO, the Offer to Purchase dated November 8, 2011 and the related Letter of Transmittal.

ITEM 3.	IDENTITY AND BACKGROUND OF FILING PERSON

Section 10 (“Certain Information Concerning Us”) of the Offer to Purchase is hereby amended by adding the following:

On November 15, 2011, Amgen USA Inc. (“Amgen USA”), a wholly owned subsidiary of the Company, entered into a seven-year Sourcing and Supply Agreement (the “Agreement”) with DaVita Inc. (“DaVita”) pursuant to which Amgen USA will supply, and DaVita will purchase, EPOGEN (Epoetin alfa) in amounts necessary to meet no less than 90% of DaVita’s and its affiliates’ requirements for erythropoiesis stimulating agents used in providing dialysis services in the United States and Puerto Rico. The term of the Agreement commences January 1, 2012 and ends on December 31, 2018. The Agreement will replace the Dialysis Organization Agreement, effective January 1, 2011, between Amgen USA and DaVita that expires by its terms on December 31, 2011.

The Agreement, among other things, provides for discount pricing and rebates for EPOGEN. Some of the rebates are subject to various conditions including future pricing levels of EPOGEN by Amgen USA and data submission by DaVita. The Agreement may be terminated by either party before expiration of its term in the event of certain breaches of the Agreement by the other party.

SIGNATURES

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Schedule TO is true, complete and correct.

AMGEN INC.

Dated: November 18, 2011	By:	/s/ David J. Scott
	Name:	David J. Scott
	Title:	Senior Vice President, General Counsel and Secretary